[Smart Online, Inc. Letterhead]

November 17, 2008

Via EDGAR	Reference Number: 20081108
Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Smart Online, Inc.
Form 10-K For the Year Ended December 31, 2007
Filed on March 25, 2008
Form 10-Q For the Quarter Ended June 30, 2008
Filed on August 12, 2008
File No. 001-32634

Dear Mr. Krikorian:

This letter responds to your comment letter of October 15, 2008 regarding the above-referenced filings made by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s response set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

Form 10-K For the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Operating Expenses

Research and development, page 19

1.
We understand from your response to prior comment 1 that the research and development costs you describe are related to Software-as-a-Service (SaaS) and that revenues related to SaaS have historically not been significant to total revenue. We also note that the Smart Online segment which includes SaaS generated only 8% of consolidated revenue. Please explain, therefore, the reason for your statement on page 3 that “[y]our first and primary revenue source is derived from sales of our SaaS applications...”

Mr. Stephen G. Krikorian
November 17, 2008

RESPONSE

As described on page 3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”), the Company delivers software products (including applications) and services via a Software-as-a-Service (“SaaS”) model. One of the Company’s principal products is its SaaS applications, which are described on page 5 of the Form 10-K and include e-Commerce, SFA/CRM, Business Dashboard, Accounting, Human Resource Center, Calendar, and Contacts. As described on page 4 of the Form 10-K, the Company acquired the e-Commerce SaaS application through its acquisition of iMart Incorporated (“iMart”), which became a wholly-owned subsidiary of the Company and was renamed Smart Commerce, Inc. The Company capitalized the underlying technology acquired from iMart. All other SaaS applications were developed, or are in the process of development, by the Company.

During 2007, the Company operated and reported as two separate segments. The revenue generated from the e-Commerce SaaS application was attributed to the Smart Commerce segment, while the revenue generated from all other SaaS applications was attributed to the Smart Online segment. Therefore, SaaS products and services were provided by both the Smart Online segment and the Smart Commerce segment. The Smart Commerce segment generated 92% of the Company’s total consolidated revenue in fiscal 2007.

Because subscription fees to the Company’s e-Commerce SaaS application was the largest source of the Company’s revenues, the Company believes that its statement on page 3 of the Form 10-K that its “first and primary revenue source is derived from sales of our SaaS applications for business management, web marketing, and e-commerce” is accurate.

2.
Your response to prior comment 1 suggests that the software product is still under development and, thus, you have not established technological feasibility. Explain in greater detail why you believe that the product is “available for sale” yet it has not satisfied the technological feasibility criteria under SFAS 86. You further indicate that “[y]our products have been sold only subject to large amounts of customization so that they meet a particular customer’s needs.” Explain why you believe that the cost to customize should be classified as research and development instead of cost of revenues. That is, it seems that these costs are being incurred to service a customer.

RESPONSE

The Company does in fact have small business software products available for sale; however, these products have had a historically low adoption rate by customers and development resources have been expended fixing and debugging technical problems. Because there are almost no paying users of this software, the Company has continued to offer it for sale while working on these issues. SFAS No. 86 defines the establishment of technological feasibility as the completion of a detail program design or, in its absence, completion of a working model. Prior to 2008, the Company did not develop detail program designs and as discussed above, did not feel, despite being offered for sale, that it had working models of its products sufficient to capitalize costs. Regardless of this assessment, had the Company capitalized those costs, management would have been required by SFAS No. 86 to compare the unamortized capitalized costs to the net realizable value of the products, which would have resulted in a write-off due to the low historical and estimated future gross revenues of such products.

Mr. Stephen G. Krikorian
November 17, 2008

With respect to the Company’s products that have been sold only subject to large amounts of customization so that they meet a particular customer’s needs, management has classified such customization costs as research and development instead of cost of revenues because they are not proprietary to the particular customer. The Company owns the intellectual property rights to all customization or enhancement efforts for its customers and is able to offer the resulting software products to other existing or new channel partners or end users at the Company’s free will either as-is or as an integrated component with other products. If such customization work had not been reusable or was unique and proprietary to a specific customer, management would classify it as cost of revenues.

As disclosed in the Form 10-K, in the second half of 2007 management commenced an overall evaluation of the Company’s business model as well as its current technologies, which was primarily driven by the continuing difficulties the Company faced in selling its products. The objective was to determine the business strategy most likely to take the Company to profitability by offering products relevant in the small business market and that required little to no customization work to satisfy particular customers’ needs. As disclosed in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Commission on November 12, 2008, the outcome of this evaluation was the decision to develop a core industry standard platform for small business with an architecture designed to integrate with a virtually unlimited number of other applications, services, and existing infrastructures. The Company believes that this platform and associated applications will provide opportunities for new sources of revenue, including an increase in its subscription fees. Because the platform is designed to follow industry standard protocol, the Company also believes that the customization efforts and associated timeline previously necessary to meet a particular customer’s requirements will diminish significantly, allowing a shortened sale-to-revenue cycle.

The Company developed a detail program design for this new platform and determined that the product was technologically feasible during the second quarter of 2008. Management also believes, as indicated above, that there is net realizable value based upon initial revenue projections. In July 2008, development commenced, and as of September 30, 2008, $120,191 in associated costs was capitalized in accordance with SFAS No. 86. Additional costs, which will also be capitalized, are expected to be incurred in the fourth quarter of 2008 to complete the core platform and to enhance and integrate new and prior modules, including customized applications developed for specific customers to which the Company owned the intellectual property.

Mr. Stephen G. Krikorian
November 17, 2008

Notes to Consolidated Financial Statements

Note 4 - Subscription Revenue, page 42

3.	We are considering your response to prior comment 2 and request that you clarify the following:

•
Your response indicates that you provide “software via monthly subscription.” Please tell us to whether you enter into these subscription agreements with the independent business owners directly or whether your agreement is only with the “customer.”

•	Please clarify whether you are paid directly by the independent business owner members and whether you make a commission payment to the “customer.”

RESPONSE
The Company enters into subscription agreements with the independent business owners directly.

The “customer” offers its own services to the independent business owners separate and apart from the Company’s services and refers the Company’s “software via monthly subscription” service to the independent business owners. As a matter of convenience to the independent business owners, they are allowed to make one payment via credit card for the package of services or products purchased from both the customer and the Company. These credit card payments are processed through the Company’s merchant gateway account, which allows the Company visibility to the transactions before the payments are transferred to the customer’s bank account. The Company then sends a notice to the customer notifying the customer of the revenue share amount to be remitted from the bank account to the Company. The commission payment earned by the customer remains in the bank account for the customer to withdraw at its discretion.

The Company has this type of payment arrangement only with one customer, which currently amounts to approximately $90,000 in sales per quarter. All other “software via monthly subscription” payments from independent business owners are remitted directly to the Company’s bank accounts.

Mr. Stephen G. Krikorian
November 17, 2008

Note 6 - Intangible Assets, page 43

4.
We note your consideration of the factors set forth in paragraph 11 of SFAS 142 and are considering your response. We also note from your response that iMart provided multi-channel e-commerce systems and had revenue and net profit over the two years prior to its acquisition. Please explain how these factors support the assignment of an indefinite life. In this regard, further elaborate on your response to prior comment 3 by describing the length of iMart’s pre-acquisition operations, including how you determined that the iMart trade name carried the “significant brand recognition” to which you refer in your response.

RESPONSE

iMart was incorporated in 1999 and over time developed a significant presence in the direct-selling, or multi-level marketing, industry with its web-based e-commerce, back-end fulfillment, domain name, and email software. The direct-selling industry is very sizeable with over 15 million participants nationwide. Direct-selling organizations recruit and train members not only via word-of-mouth referrals, but also by hosting and attending large-scale trade shows. Prior to the Company’s acquisition of iMart, iMart had developed a relationship with Amway, one of the world’s leading direct-selling organizations, and had become very successful in enlisting paying subscribers to its e-commerce services. The Company became interested in iMart as an acquisition target as a means to enter the direct-selling industry and to add e-commerce services to its product offerings. In addition, management felt that the typical independent business owner within a direct-selling organization was an ideal candidate for the Company’s other small-business applications, and by acquiring iMart, the intent was that a marketing channel to up-sell to these users would be instantly generated.

The trade name was given an indefinite life because the iMart name is still recognized within the industry and, as such, the Company continues to participate as iMart in direct-selling organization trade shows with a trade show booth containing the iMart name and logo. In addition, revenues from direct-selling organizations or their subscriber base remains a large percentage of the Company’s total revenue, and management expects them to continue to be a sizeable percentage in the future. The iMart trade name and reputation also helped the Company win a new contract in June 2008 with Escape International, a direct-selling organization based in Michigan, to provide e-commerce and back-end fulfillment services to its subscribers.

Management assesses on a routine basis the use of an indefinite life for the iMart trade name, and at December 31, 2007, felt it continued to be appropriate for the above reasons.

5.	We have considered your response to prior comment 4 and we believe that your Form 10-K should be amended to exclude the reference to the third party valuation specialist as soon as practicable.

Mr. Stephen G. Krikorian
November 17, 2008

RESPONSE

The Company respectfully submits that an amendment to the Form 10-K should not be required solely to remove the reference to the third party valuation specialist. The following disclosure on page 43 of the Form 10-K is the only reference to the specialist in the Form 10-K:

Intangible assets acquired, excluding goodwill, were valued based on the results of an independent valuation performed by a certified appraiser.

While this language may give the impression that the specialist’s valuation was the only basis of the Company’s valuation estimates, as noted in the Company’s prior response letter dated September 12, 2008, the Company did not rely solely upon the specialist’s valuation in calculating the estimates and did not deem the specialist to be an expert. While the disclosure in the Form 10-K is not as clear as may be desired, the Company does not believe that the language, in and of itself, is a materially misleading statement rising to the level of necessitating a Form 10-K amendment. The Company does not believe that this is a “material” matter (as defined in Rule 12b-2 of the Securities Exchange Act of 1934) to which there is a “substantial likelihood that a reasonable investor would attach importance in determining whether to buy or sell the securities registered.”

The Company could be substantially harmed if it were required to amend the Form 10-K solely to remove the reference to the specialist. As evident from its filings, the Company has gone through a difficult transition over the past year and has worked diligently to maintain investor confidence. A Form 10-K amendment solely to remove the specialist reference would likely confuse investors and further shake their confidence in the Company, as they may assume that the reason for the amendment is much more material than the simple removal of a specialist reference. This investor confusion and the negative reaction generally associated with Form 10-K amendments would likely disrupt the market for the Company’s securities. In addition, the expense of amending the Form 10-K and obtaining the required auditor’s consent for the amended financial statements would be a significant burden on the Company as it struggles to become cash flow positive.

As an alternative to amending the Form 10-K, the Company proposes to remove the reference to the specialist and its appraisals in all future filings with the Commission. If the Company must amend the Form 10-K for any other reason, it will also remove the reference to the specialist and its appraisals in the Form 10-K amendment. Finally, if the Company files a registration statement before it files its Form 10-K for the year ended December 31, 2008 (although it currently has no plans to do so), it will amend the Form 10-K to remove the reference to the specialist and its appraisals.

Mr. Stephen G. Krikorian
November 17, 2008

Note 9 - Stockholders’ Deficit, pages 46 - 50

6.
We are considering your response to prior comment 5. Because you “delayed the administrative act of delivering the share certificates,” and in fact did not ever deliver the shares certificates, it appears that you continued to owe $9.7 million to GIC and Berkley as of December 31, 2005. We note that no corresponding liability is reflected in your audited financial statements for the year ended December 31, 2005. Please explain your basis in GAAP for the exclusion of this liability from your December 31, 2005 balance sheet. Refer to the specific authoritative accounting literature on which your accounting is based. In addition, indicate why you only reverse part of the value of ascribe to these shares instead of the full value of $9.7 million. Explain why you do not present this expense and the reversal in the same line-item in your statements of operations.

RESPONSE

The Company respectfully disagrees that it continued to owe $9.7 million to GIC and Berkley as of December 31, 2005. GIC and Berkley legally became the beneficial owners of the shares represented by the share certificate at the point in time when the Company’s transfer agent entered their names and the share amounts onto the share transfer ledger. With respect to GIC, the Company sent the instruction letter to its transfer agent on October 31, 2005 to make this entry and received a confirmatory letter from its transfer agent on November 2, 2005 that this issuance had occurred. With respect to Berkley, the Company sent the instruction letter to its transfer agent on November 2, 2005 to make this entry and received a confirmatory letter from its transfer agent on November 5, 2005 that this issuance had occurred.

 Once a shareholder is listed on a public company’s stock ledger, it is the legal beneficial owner of those shares, with the right to vote and transfer those shares. The shareholder does not have to wait until it has a share certificate in hand to act as the legal beneficial owner. For example, if a proxy statement had been mailed to the Company’s shareholders of record as of November 3, 2005, GIC would have received the proxy statement and would have had the right to vote at the shareholders’ meeting, regardless of whether it held in hand a physical stock certificate. This position that the delivery of the stock certificate is not a legal step in issuing the shares is further supported by the fact that a shareholder can choose not to even have a physical stock certificate delivered to it and rely only on the stock ledger as the legal evidence of its ownership.

The Company’s basis in GAAP for the exclusion of this liability from its December 31, 2005 balance sheet is because the liability was satisfied when the shares were issued, which occurred when the transfer agent entered the share ownership onto the Company’s share transfer ledger. The principle that a liability can be excluded once it is satisfied is set forth in Statement of Financial Accounting Concept No. 5. Statement No. 5 directs that once an event occurs to change a liability and the event meets the recognition criteria for changing the liability, the liability can be remeasured.

Mr. Stephen G. Krikorian
November 17, 2008

The Company partially reversed the value ascribed to these shares instead of the contractual value of $9.7 million because at the time the shares were cancelled, the fair market value of such shares was $3.125 million.

With respect to the separate line-item presentation, the Company presented the stock issuance expense as a general and administrative expense in fiscal 2005 because it related to services under consulting arrangements. The legal settlement of disputed consulting arrangements was recorded in fiscal 2006 as other income. This legal settlement was not an event conducted in the ordinary course of business of fiscal 2006 and had no relationship to the fiscal 2006 general and administrative expenses of the Company. Therefore, management did not believe it was appropriate to record the legal settlement income as a reduction in general and administrative expenses.

Controls and Procedures, pages 56 and 57

7.
We note your statement that you were unable to complete testing of “these controls” and that you therefore lack the documented evidence necessary to support an assessment that your internal control over financial reporting is effective. Please explain, in detail, each of the factors that prevented you from completing the management’s assessment pursuant to Item 308(T) of Regulation S-K. Please clarify what you mean by the statement that you lack the documented evidence necessary to conclude on the effectiveness of internal controls over financial reporting.

RESPONSE

Management did complete the assessment pursuant to Item 308(T) of Regulation S-K, as supported by the following statements contained on page 57 of the Form 10-K:

In making the assessment of internal control over financial reporting, our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment and those criteria, management believes that our internal control over financial reporting was not effective as of December 31, 2007.

Because we have not completed testing of our internal controls, have not yet fully adopted these identified, critical procedures, and due to the known failure to file two Current Reports on Form 8-K timely, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our internal control over financial reporting was not effective.

Mr. Stephen G. Krikorian
November 17, 2008

Therefore, there are no factors that prevented management from completing the assessment.

As described above, management concluded that the Company’s internal control over financial reporting was not effective due, in part, to its inability to complete testing of certain newly-implemented controls. Management determined that certain of the new controls it had put in place required testing procedures that are performed over a period of time to validate their effectiveness. Because the appropriate period of time had not yet elapsed as of December 31, 2007, management had not yet accumulated sufficient documented evidence resulting from the testing procedures in order to conclude that the controls were effective at that time, even though the Company had not had a restatement or material audit adjustment, as noted on page 57 of the Form 10-K. Therefore, management took a conservative approach and concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007.

8.
With regard to the five controls listed on page 57 that you believe are “critical,” you appear to be stating that each of these controls was not maintained during the reporting period. Please note that you are obligated to disclose all significant deficiencies, that when combined with other significant deficiencies are considered to be a material weakness. Please reconsider your discussion throughout this section and tell us whether you believe these control failures may constitute material weaknesses. Please note that the absence of any errors in these specific areas should have no impact on their definition.

Further, we note that your quarterly controls and procedures disclosures in your Forms 10-Q do no indicate that any changes have been made to these particular controls. Please advise.

RESPONSE

 A “material weakness” is defined in Rule 1-02(a)(4) of Regulation S-X as “a deficiency, or a combination of deficiencies, in internal control over financial reporting … such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.” As noted on page 57 of the Form 10-K, the five “critical” controls are controls that were identified during the Company’s analysis of its internal controls that had not yet been adopted, but that the Company deemed critical and material to its internal control environment despite no errors having occurred in the specific areas to which these controls related. While the Company determined these controls to be critical to providing reasonable assurance that any potential future errors would be detected, management did not believe that the absence of these controls as of December 31, 2007, either individually or in the aggregate, rose to the level of a material weakness that would be required to be disclosed in the Form 10-K.

Mr. Stephen G. Krikorian
November 17, 2008

At the time management made its assessment of the Company’s internal control over financial reporting, it considered the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (the “COSO Criteria”) and the Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 14(d) of the Securities Exchange Act of 1934, Exchange Act Release No. 34-55929 (the “ICFR Release”). At the Staff’s request, management has reconsidered its discussion in the Controls and Procedures section of the Form 10-K and reviewed the COSO Criteria and ICFR Release, and it continues to believe that the absence of the five listed controls as of December 31, 2007, either individually or in the aggregate, did not give rise to a “reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis,” and therefore, did not constitute a material weakness.

As indicated on page 23 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, there were no changes in the Company’s internal control over financial reporting that occurred during the first quarter of 2008. The Company’s former Chief Financial Officer submitted his notice of resignation on February 1, 2008 and remained available through March 30, 2008 to assist the Company with the resulting transition. The former Chief Financial Officer’s resignation temporarily delayed the Company’s progress in improving its internal controls.

As indicated on page 33 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 (the “Form 10-Q”), the Company had begun the process of restructuring its financial and accounting functions after the resignation of its former Chief Financial Officer at the end of the first quarter of 2008. During the second quarter of 2008, the Company hired an interim Chief Financial Officer and engaged an outside accounting consultant to assist the Company during the transition period between permanent Chief Financial Officers, as described on page 33 of the Form 10-Q. As disclosed on page 29 of the Form 10-Q, the outside accounting consultant helped the Company to improve its reconciliation and month end closing processes during the second quarter of 2008, which is encompassed in the “Period Closing” control listed in the Form 10-K.

The Company hired a new permanent Chief Financial Officer on July 15, 2008. As disclosed on page 29 of the Form 10-Q, the Chief Financial Officer evaluated certain financial and accounting functions during the third quarter of 2008, including those specifically listed in the Form 10-K, and the Company has included the following disclosure regarding the resulting changes to its internal controls and procedures in its Form 10-Q for the quarterly period ended September 30, 2008:

Mr. Stephen G. Krikorian
November 17, 2008

We have made the following changes to our internal controls over financial reporting during the third quarter of fiscal 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

•	hired a new permanent Chief Financial Officer;

•
implemented dual-control security on all cash transfers with our bank and established maximums that could be initiated by our Controller, with any transfer in excess of such maximums requiring initiation by one of our officers;

•	restricted check signing authority to our officers;

•	modified permission rights in our accounting software to ensure transactions could not be modified or deleted after posting;

•	implemented a structured vendor invoice approval process with multiple levels of approval required before the expense can be entered into our accounting system;

•	engaged an outside firm to conduct an ethics training course for all members of management;

•
with respect to our previously-identified controls regarding period closing, refined our internal checklist to ensure that all period closing procedures are recorded properly and completely, and that the financial statements are reviewed and approved by our Chief Financial Officer; and

•
with respect to our controls regarding stock option and restricted stock expense, implemented a process to track the vesting of restricted stock issued to employees and introduced a policy to allow the netting of shares as payment of the resulting employee tax obligation so that such taxes are paid timely to governmental agencies.

During the fourth quarter of 2008, we are developing a new general ledger chart of accounts to more closely align our 2009 budget with actual results and to assign accountability for expenses by department. We are also working on the testing and remediation phases of our compliance initiative with respect to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. As part of our ongoing efforts to improve our internal control over financial reporting, our new Chief Financial Officer is continuing to evaluate certain financial and accounting functions. As we previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2007, we have identified five critical control areas for improvement in fiscal 2008. As discussed above, we have adopted controls related to period closing and stock option and restricted stock expense. We expect to make several additional changes to our internal control over financial reporting during the remainder of fiscal 2008, including full adoption of the remaining previously-identified controls relating to accrual analysis and journal entries, the adoption of which would be critical and material to our internal control environment.

Mr. Stephen G. Krikorian
November 17, 2008

Form 10-Q For the Quarterly Period Ended June 30, 2008

Item 4T - Controls and Procedures

9.
We note your disclosure that “other than described above” there have been no changes to [y]our internal controls over financial reporting during the second quarter of fiscal 2008 that have materially affected, or are reasonably likely to affect, [y]our internal control over financial reporting. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE

The Company acknowledges the Staff’s comment, and in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, it stated clearly, and without using qualifying language, that there were changes in its internal control over financial reporting that occurred during the quarter that materially affected, or are reasonable likely to materially affect, its internal control over financial reporting. The excerpt from this report containing this language is set forth above in the Company’s response to comment 8. The Company will continue to use this approach in future filings.

* * * * *

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone ((919) 237-4200) or email at (david.colburn@smartonline.com).

Sincerely, /s/ David E. Colburn David E. Colburn President and Chief Executive Officer